Fulbright & Jaworski L.L.P.
A Registered Limited Liability Partnership
2200 Ross Avenue, Suite 2800
Dallas, Texas 75201-2784
www.fulbright.com

fbrumbaugh@fulbright.com direct dial: (214) 855-7177	telephone: (214) 855-8000 facsimile: (214) 855-8200

September 22, 2010

Via EDGAR

H. Christopher Owings
Assistant Director
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549-0404

Re:	Conn’s, Inc.
Response to Comments Received from the Staff of the Commission with respect to
Definitive Proxy Statement on Schedule 14A
Filed on April 13, 2010
File No. 000-50421

Dear Mr. Owings:

This letter sets forth the responses of Conn’s, Inc. (the “Company”) to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated September 9, 2010 (the “Comment Letter”) with respect to Definitive Proxy Statement on Schedule 14A, filed on April 13, 2010.

For the convenience of the Staff, we have set forth below, in boldface type, the number and text of each comment in the Comment Letter followed by the Company’s responses thereto.

Board Nominees, page 4

1.
You disclose that in recommending the director nominees your nominating committee considered the experience, qualifications, attributes and skills of each of the nominees as described under the heading “Board of Directors; Board Nominees” beginning on page 7 of your proxy statement and the requirements and qualifications discussed under the heading “Board of Directors; Nominating Policies” on page 9 of your proxy statement.  We reviewed your disclosure under those headings and were unable to locate your disclosure regarding each director nominee’s specific experience, qualifications, attributes, or skills that led you to conclude that he should serve as your director as required by Item 401(e)(1) of Regulation S-K.  Please explain to us, and confirm you will disclose on an individual basis in future filings, how the experience, qualifications, attributes, or skills  of each of your director nominees uniquely qualifies him to be a director in light of your business and structure.  For additional guidance, please also refer to the Regulation S-K Compliance and Disclosure Interpretations of the Division of Corporation Finance, Question and Answer 116.05, available at www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm.

Austin · Beijing · Dallas · Denver · Dubai · Hong Kong · Houston · London · Los Angeles · Minneapolis
Munich · New York · Riyadh · San Antonio · St. Louis · Washington DC

September 22, 2010

Response:

The Staff’s comment is noted, and future filings will reflect the Staff’s comment. In future filings, the Company intends to explain, on an individual basis, its reasons and considerations for recommending each board nominee. Examples of director nominee descriptions the Company intends to include in future proxy statements are as follows:

Marvin D. Brailsford has served as a director since September 2003. From 1996 until 2002, General Brailsford served as Vice President-Material Stewardship Project Manager for the U.S. government’s Rocky Flats Environmental Technology Site where he was responsible for managing engineered systems and commodities purchasing. From 1992 to 1996, General Brailsford was president of the Brailsford Group, Inc., a management consulting company, and served as president of Metters Industries, Inc., an information technology and systems engineering company, during this time period. In 1992, he retired from the U.S. Army as a Lieutenant General, after 33 years of service, most recently where he served as Deputy Commanding General Materiel Readiness/Executive Director for Conventional Ammunition at the U.S. Materiel Command in Alexandria, Virginia. Since 1996, General Brailsford has served on the board of directors of Illinois Tool Works, Inc. and has been a member of its audit committee and chairman of its corporate governance and nominating committee. He also serves or has served on the boards of directors of various private and governmental entities. General Brailsford earned a B.S. degree in biology from Prairie View A & M University and a M.S. degree in bacteriology from Iowa State University. He is also a graduate of the Executive Program at the Graduate School of Business Administration, University of California at Berkley; Harvard University’s John F. Kennedy School of Government; the U.S. Army Command and General Staff College; and the Army War College.

General Brailsford has extensive experience overseeing and evaluating complex operational processes which enhance the analysis of our own internal operations and processes. He is a highly respected leader who brings extensive board management and corporate governance experience to our Board.

Timothy L. Frank has served as a director since November 23, 2008, when he was appointed by our board to fill a newly created tenth board position. Mr. Frank was elected Chief Executive Officer effective June 2, 2009 by our board of directors on March 24, 2009, Chief Executive Officer Designate on June 3, 2008 by our board of directors, and President of our company by our board of directors on March 28, 2006, effective April 1, 2006. Mr. Frank was previously our Chief Operating Officer effective June 1, 2007. Mr. Frank has also previously served as our Senior Vice President—Retail from May, 2005. He joined us in September 1995 and has served in various roles throughout our company, including Director of Advertising, Director of Credit, Director of Legal Collections, Director of Direct Marketing, and as Vice President of Special Projects. Prior to joining our company, Mr. Frank served in various marketing positions with a nationally known marketing consulting company. Mr. Frank holds a B.S. in Liberal Arts from Texas A&M University and an M.B.A. in Marketing from the University of North Texas. Mr. Frank has also completed a post-graduate program at Harvard University.

September 22, 2010

Mr. Frank brings to our Board an in-depth understanding of each facet and division of our Company. As Chief Executive Officer of our Company, he is able to provide complex analysis of any issue addressed by the Board.

Jon E.M. Jacoby has served as a director since April 2003. In September 2006 Mr. Jacoby was elected Vice Chairman and Senior Principal of Stephens Group LLC, a family-owned investment company, and, on June 30, 2006, was elected as Executive Vice President of SF Holdings, Inc., formerly known as The Stephens Group, Inc. In September 2003, he retired as a Vice Chairman of Stephens Inc., where he was employed since 1963. His positions included Investment Analyst, Assistant to the President and Manager of the Corporate Finance Department and the Special Investments Department for Stephens Group, Inc. During the previous five years, Mr. Jacoby served as a director of Stephens Group, Inc. and its then wholly-owned subsidiary Stephens Inc. until 2006, and of Sangamo BioSciences, Inc. until 2007. Mr. Jacoby has also previously served on the board of directors of Delta and Pine Land Company, Power-One, Inc. and Eden Bioscience Corporation. He received his B.S. from the University of Notre Dame and his M.B.A. from Harvard Business School.

Mr. Jacoby brings to our Board expertise in investment and financial analysis through his career and other board experience. His experience in investment valuation and analysis make him a valuable resource as a member of our Board. In addition, Mr. Jacoby’s relationship with holders of a large number of our shares of stock helps the Board to have more direct insight into how its decisions impact our stockholders.

Bob L. Martin has served as director since September 2003. Mr. Martin has over 34 years of retailing and merchandising experience. Prior to retiring from the retail industry in 1999, he headed the international operations of Wal-Mart International, Inc. for 15 years. From 1968 to 1983 Mr. Martin was responsible for technology services for Dillard’s, Inc. During the previous five years, Mr. Martin served as a director of Dillard’s, Inc. until 2006, and currently serves on the board of directors of Gap, Inc., Sabre Holdings Corporation, Furniture Brands International and Guitar Center, Incorporated. He has experience as chairman of the corporate governance committee and compensation committee, and has been a member of the audit committee of publicly held companies. Mr. Martin attended South Texas University and holds an honorary doctorate degree from Southwest Baptist University.

Mr. Martin was selected to serve on our Board due to his extensive experience in information technology and the retail industry, as well as his service and experience on a host of other public company boards. Mr. Martin’s experiences contribute to our Board’s understanding of innovations and issues effecting information technology and strategies in the retail marketplace.

Douglas H. Martin has served as a director of the predecessor of our company since 1998, and was appointed as director in September 2003, when it became a publicly held entity. Mr. Martin is an Executive Vice President of Stephens Inc. where he has been employed since 1981. He is responsible for the investment of the firm’s capital in private companies. Mr. Martin serves as a member of the board of directors of numerous privately held companies. He received his B.A. in physics and economics from Vanderbilt University and his M.B.A. from Stanford University.

September 22, 2010

Mr. Martin brings to our board diverse experience in investment analysis and valuation and has extensive experience and insights into debt and equity financing and structuring, capital markets and capitalization strategies. Mr. Martin brings historical working knowledge of our Company to our Board due to his long tenure with us. Mr. Martin’s relationship with holders of a large number of our shares of stock also helps the Board to have more direct insight into how its decisions impact our stockholders.

William C. Nylin, Jr. was appointed as Chairman of our board on June 2, 2009, and previously served as Executive Vice Chairman of the Board by the board of directors from March 28, 2006 until his current position. Dr. Nylin served as our Chief Operating Officer from 1995 until June 1, 2007. From 1995 until April 1, 2006, Dr. Nylin also served as our President. He was a director of the predecessor of our company commencing in 1993, and remained a member of that board of directors until September 2003, when we became a publicly held entity. Dr. Nylin currently provides services to us in the specific areas of information technology and risk management, while providing counsel and advice in all areas of our operations. From 1984 to 1995, Dr. Nylin held several executive management positions, including Deputy Chancellor and Executive Vice President of Finance and Operation, at Lamar University in Beaumont, Texas. Dr. Nylin obtained his B.S. degree in mathematics from Lamar University, and holds both a masters and doctorate degree in computer sciences from Purdue University. He has also completed a post-graduate program at Harvard University.

Mr. Nylin provides extensive financial, operational and management experience to our Board and has a detailed understanding of our Company’s financial and operational structure. His executive and management experience and long tenure with our Company are important assets to our Board.

Scott L. Thompson has served as a director since June 2004. Mr. Thompson has been designated as a certified director by the National Association of Corporate Directors. Mr. Thompson is currently the Chief Executive Officer and President of Dollar Thrifty Automotive Group, Inc., and a member of its board of directors, positions he has held since October 13, 2008. From May 2008 until October 13, 2008, Mr. Thompson served as Senior Executive Vice president and Chief Financial Officer of Dollar Thrifty. Mr. Thompson retired from Group 1 Automotive, Inc. where he played a major role in the founding and subsequent growth of that New York Stock Exchange listed and Fortune 500 Company. He served as Executive Vice President, Chief Financial Officer and Treasurer of Group 1 from February 2002 until his retirement in January 2004. From 1996 until February 2002, Mr. Thompson served as Senior Vice President, Chief Financial Officer and Treasurer of Group 1. From 1991 to 1996, Mr. Thompson served as Executive Vice President, Operations and Finance for KSA Industries, Inc., a billion dollar diversified enterprise with interests in automotive retailing, investments, energy and professional sports. Mr. Thompson has previously served, during the previous five years, on the board of directors of UAP Holding Corp. through 2008, and is currently the Chairman of the Board of Houston Wire and Cable. Mr. Thompson has extensive experience in automotive retailing, investments, energy and professional sports and is a certified public accountant.

September 22, 2010

Mr. Thompson’s varied financial, retail, operations, corporate governance and accounting experience is an important asset to our Board. He also brings a high level of executive experience as a Chief Executive Officer of a public company as well as serving as a director on other public company boards and being designated as a certified director by the National Association of Corporate Directors.

William T. Trawick has served as a director since September 2003, when we became a publicly held entity. Since August 2000, Mr. Trawick has served as Executive Director of NATM Buying Corporation where he oversees the administrative activities of the multi-billion dollar regional group purchasing program of which we are a member. He also functioned as a consultant to our merchandising department until September, 2006. From September 1996 to July 1999, Mr. Trawick served as our Vice President of Merchandising and was responsible for all product purchasing, merchandising and store operations.

Mr. Trawick’s extensive experience in product purchasing and merchandising provides our Board with valuable insights on current purchasing strategies and market issues effecting our Company and retail segment.

Theadore M. Wright has served as a director since September 2003, when we became a publicly held entity. Mr. Wright served as the President of Sonic Automotive, Inc., a New York Stock Exchange listed and Fortune 300 automotive retailer, from October 2002 until his retirement in April 2005. Previously Mr. Wright served as its Chief Financial Officer from April 1997 to April 2003. Mr. Wright also served on Sonic Automotive, Inc. board of directors from 1997 through 2004. From 1995 to 1997, Mr. Wright was a Senior Manager in Deloitte & Touche LLP’s Columbia, South Carolina office. From 1994 to 1995, he was a Senior Manager in Deloitte & Touche LLP’s National Office of Accounting Research and SEC Services Department. Mr. Wright currently serves on the board of directors of Titan Machinery, Inc., and serves as a member of its audit committee and its compensation committee. Mr. Wright received a B.A. from Davidson College.

Mr. Wright has extensive accounting knowledge and public company audit committee experience and provides valuable guidance to our Board in overseeing financial and accounting operations. In addition, his prior experience as President of a public company in the retail industry provides additional insights to our Board.

September 22, 2010

Compensation Discussion and Analysis, page 12

2.
Please disclose how decisions regarding particular components of your compensation program fit into your overall compensation objectives and affect decisions regarding other elements.  Please refer to Item 402(b)(1)(vi) of Regulation S-K.  You provide disclosure describing the base salary and bonus elements of compensation but we were unable to locate disclosure describing your stock option compensation component.  In this regard, you disclose in your grants of plan-based awards table on page 20 that in your last completed fiscal year you granted stock options to each named executive officer other than Thomas J. Frank, Sr.  As a general matter, your disclosure lacks quantitative or qualitative discussion of the analyses that underlie the Compensation Committee’s decisions to make stock option awards and how decisions regarding each type of award motivate the Committee to award other forms of compensation.  Please revise your Compensation Discussion and Analysis to explain and place in context the relationship between equity incentive compensation and other forms of pay and why determinations with respect to one element may or may not have influenced the Committee’s decisions with respect to other wards.  Please also include a discussion of your policy for allocating between long-term and currently paid out compensation and your policy for allocating between cash and non-cash compensation.  Please refer to Items 402(b)(1)(v), 402(b)(2)(i) and 402(b)(2)(ii) of Regulation S-K.

Response:

The Staff’s comment is noted, and the Company confirms that in future filings it will reflect the Staff’s comment. Please find below an example of how the Company intends to comply with the Staff’s comment in future proxy statements.

“Equity Awards: Equity awards are granted to executives through the deferred vesting of our stock option program. Awards under our stock option program are determined by our Compensation Committee for all named executive officers. Award calculations and determinations are calculated in part based on performance of our Company and each executive’s performance of his respective divisional responsibilities. Compensation under our stock option program is designed to align the long-term interests of our executives with that of our stockholders and to provide long-term performance incentives to our executives to complement the other forms of compensation they receive. ”

In addition, the Company intends to include elsewhere in the “Compensation Discussion and Analysis” section a discussion of the relationship between equity compensation and other forms of compensation and how and why one element of compensation may influence the Compensation Committee’s decisions with regard to other forms of compensation. The Company will also discuss its policy of allocating between short-term and long-term compensation, and for allocating between cash and non-cash compensation. Such discussion, in future proxy statements, may resemble the following to the extent applicable:

“In making long-term incentive compensation decisions, no formal weighting formula is used in deciding award amounts under our stock option program. Our Compensation Committee instead considers each executive’s ability and individual responsibility to directly impact our Company’s overall performance in the long-term, and makes equity awards based on considerations for each individual executive.

September 22, 2010

We use equity awards to counterbalance the short-term base salary and bonus compensation components issued to our executives. We do not target any set mix of compensation components. Our Compensation Committee reviews the goals of our Company and the status of the markets in which we compete to determine which mix of short-term and long-term performance compensation should be structured in order to properly incentivize our executives to best implement both the short-term and long-term elements of our Company strategies.

In addition to properly incentivizing our executives, our Compensation Committee seeks to structure executive compensation packages in such a manner as to avoid excessive risk. The variety of factors and considerations our Compensation Committee uses to measure executive performance diversifies the risk associated with any single metric. Also, we use both cash and equity incentives with varying time horizons to appropriately balance levels of attention to both short-term and long-term performance. We adjust the cash and equity award amounts in our executive compensation structures to balance the short-term and long-term needs of our Company. In so doing, we are better able to address market and Company risks as they arise and adjust the direction and actions of our Company to compensate for such risks while still maintaining Company stability over the long-term. This results in better levels of balance and alignment with both Company performance and shareholder interests in long-term value creation.”

Should any member of the Staff have any questions or additional comments regarding the responses to the Comment Letter set forth above, please do not hesitate to call the undersigned at (214) 855-7177.

Sincerely,

/s/ D. Forrest Brumbaugh
D. Forrest Brumbaugh

DFB:pl

cc:	Catherine Brow, Staff Attorney, Securities and Exchange Commission
Timothy L. Frank, Conn’s, Inc.
Sydney K. Boone, Conn’s, Inc.
Michael J. Poppe, Conn’s, Inc.